Exhibit 99.1

YY Group Holding Limited Announces Effective Date of 30-for-1 Reverse Stock Split

On June 18, 2026, YY Group Holding Limited (NASDAQ: YYGH) (“YY Group” or the “Company”), an AI-native workforce management platform and integrated facility management (IFM) provider operating across Asia and beyond, today announced that its Board of Directors has resolved to effect a 30-for-1 reverse stock split of the Company’s Class A ordinary shares. YY Group’s Class A ordinary shares will begin trading on an adjusted basis giving effect to the reverse stock split, on June 23, 2026, under the existing ticker symbol “YYGH.” The new CUSIP number of the Company’s ordinary shares will be G9888Q129.

When the reverse stock split becomes effective, every thirty (30) of the Company’s issued and outstanding Class A ordinary shares will be combined into one issued and outstanding Class A ordinary share, without any change to the no-par value per share. This will reduce the number of outstanding Class A ordinary shares from approximately 96.05 million shares to approximately 3.2 million shares. Immediately following the effective time of the reverse stock split, the Company’s Class A ordinary shares will have the same voting rights and will be identical in all other respects to the Class A ordinary shares prior to the effectiveness of the reverse stock split.

No fractional shares will be issued in connection with the reverse stock split. Shareholders who would otherwise receive a fraction of a Class A ordinary share of the Company will receive one full share.

The reverse stock split is primarily intended to bring the Company into compliance with the $1.00 minimum bid price requirement for maintaining its Nasdaq listing.

Management Commentary

“Maintaining our listing on the Nasdaq is a clear priority, and this reverse split ensures we meet the exchange’s minimum bid price criteria,” said Mike Fu, Chairman and Chief Executive Officer of YY Group. “With the completion of our $20 million At-The-Market equity program on June 16, our balance sheet is stabilized and our near-term funding requirements are met. Management is now fully focused on expanding our technology platform and scaling our commercial humanoid robotics operations, allowing us to drive high-margin growth and build long-term value for our shareholders.”

About YY Group Holding

YY Group Holding Limited (Nasdaq: YYGH) is an AI-native workforce management platform and integrated facility management (IFM) provider, headquartered in Singapore and operating across Asia and beyond. The Company’s intelligent workforce solutions platform, YY Circle, helps clients across hospitality, food and beverage, retail, and other service sectors predict, plan, and optimize workforce deployment. In YY Group’s IFM business, its 24IFM software platform and comprehensive IFM subsidiary portfolio support clients across hospitality, transportation, banking, retail, and mixed-use facilities.

As both business lines scale, the Company is systematically embedding AI and automation capabilities – progressing from intelligent decision support toward increasingly autonomous workforce management – to improve service quality, reduce deployment costs, and drive long-term margin expansion. Listed on the Nasdaq Capital Market, YY Group is committed to infrastructure innovation, measurable client outcomes, and long-term value creation.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the hospitality market across Southeast Asia, Hong Kong, and other markets in which the Company operates, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, (vi) our ability to successfully develop, deploy, and commercialize our AI-powered and automation products and capabilities, including through strategic partnerships, and (vii) our future business development, results of operations and financial condition, or the Company’s capital requirements and long-term capital strategy. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

Investor Contact

Jason Zhi Yong Phua, Chief Financial Officer

YY Group

enquiries@yygroupholding.com